Exhibit 99.3

EXPLANATORY NOTE

On July 27, 2022, subsequent to the fiscal quarter ended June 30, 2022, the fiscal quarter to which this Quarterly Report relates (this “Quarterly Report”) Waldencast Acquisition Corp., now known as Waldencast plc (the “Company”), consummated its initial business combination (the “Obagi and Milk Business Combinations”) with (i) Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”) and Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of the Company (“Merger Sub”), pursuant to an Agreement and Plan of Merger dated November 15, 2021 (the “Obagi Merger Agreement”), by and among the Company, Obagi and Merger Sub; and (ii), Milk Makeup LLC, a Delaware limited liability company (“Milk”), Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco Purchaser, the “Purchasers”), certain members of Milk (the “Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Milk Members (the “Equityholder Representative”), pursuant to an Equity Purchase Agreement dated November 15, 2021 (the “Milk Equity Purchase Agreement” and together with the Obagi Merger Agreement, the “Transaction Agreements”), by and among the Company, Holdco Purchaser, Waldencast LP, Milk, the Milk Members and the Equityholder Representative.

Upon the consummation of the Obagi and Milk Business Combinations: (i) Merger Sub merged with and into Obagi (the “Merger”) and the separate corporate existence of Merger Sub ceased, with Obagi surviving as an indirect subsidiary of the Company; (ii) as a result of the Merger, among other things, each outstanding share in the capital of Obagi of par value US $0.50 each per share (the “Obagi Common Stock”) as of immediately prior to the effective time of the Merger (the “Obagi Merger Effective Time”) (other than in respect of Excluded Shares (as defined in the Obagi Merger Agreement)) were cancelled and converted into the right to receive (a) an amount in cash equal to the quotient obtained by dividing (1) the Obagi Cash Consideration (as defined in the Obagi Merger Agreement) by (2) the number of Aggregate Fully Diluted Company Common Shares (as defined in the Obagi Merger Agreement), and (b) a number of Waldencast plc Class A ordinary shares (defined below) equal to the quotient obtained by dividing (1) the Obagi Stock Consideration (as defined in the Obagi Merger Agreement) by (2) the number of Aggregate Fully Diluted Company Common Shares; (iii) the Purchasers acquired from the Milk Members and the Milk Members sold to the Purchasers all of the issued and outstanding membership units of Milk in exchange for the Milk Cash Consideration (as defined in the Milk Equity Purchase Agreement), and the Milk Equity Consideration (as defined in the Milk Equity Purchase Agreement), which consist of partnership units of Waldencast LP exchangeable for Waldencast plc Class A ordinary shares (as defined below), and the Class B ordinary shares, par value $0.0001 per share, of the Company (following the Domestication) (the “Waldencast plc Non-Economic ordinary shares”); and (iv) as a result of the Milk Transaction, among other things, (a) Holdco Purchaser purchased from the Milk Members a percentage of the outstanding membership units in exchange for (1) the Milk Cash Consideration and (3) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (b) Waldencast LP purchased from the Milk Members the remainder of the outstanding membership units in exchange for the Milk Equity Consideration.

Immediately following consummation of the Obagi and Milk Business Combinations, (i) Holdco Purchaser contributed its equity interest in (a) Milk to Waldencast LP in exchange for limited partnership units in Waldencast LP and (b) Obagi Holdco 2 Limited, a limited company incorporated under the laws of Jersey (“Holdco 2”) and an indirect subsidiary of Waldencast plc,in exchange for limited partnership units in Waldencast LP. The combined company is organized in an “Up-C” structure, in which the equity interests of Obagi and Milk are held by Waldencast LP. The Company in turn holds its interests in Obagi and Milk through Waldencast LP and Holdco Purchaser.

Prior to the consummation of the Obagi and Milk Business Combinations, following the approval of the Company’s shareholders, and in accordance with the Cayman Act, the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”) and the Company’s amended and restated memorandum and articles of association, the Company effected a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey (the “Domestication”). Upon the effective time of the Domestication, the Company was renamed “Waldencast plc.”

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company, was converted automatically, on a one-for-one basis, into an ordinary share, par value $0.0001 per share, of the Company (following its Domestication) (the “Waldencast plc Class A ordinary shares”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company, was converted automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (iii) each then issued and outstanding warrant of the Company was converted automatically into a warrant to acquire one Waldencast plc Class A ordinary share (“Waldencast plc Warrant”), pursuant to the Warrant Agreement, dated March 15, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of the Company was cancelled and the holders thereof were entitled to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc Warrant.

As previously disclosed, in connection with the Company’s initial public offering (the “Initial Public Offering”); (i) on February 22, 2021, the Company, Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”) and Dynamo Master Fund (a member of the Sponsor) entered into a Forward Purchase Agreement (the “Sponsor Forward Purchase Agreement”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (a member of the Sponsor) (collectively, “Burwell”) on December 20, 2021, under which the Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor Forward Purchase Agreement, pursuant to which, Burwell and Dynamo Master Fund committed to subscribe for and purchase 16,000,000 Waldencast plc Class A ordinary shares and 5,333,333 Waldencast plc Warrants for an aggregate commitment amount of $160, 000,000 million (the “Sponsor FPA Investment”); and (ii) the Company and Beauty Ventures LLC (“Beauty Ventures” and, together with Dynamo Master Fund and Burwell, the “Forward Purchasers”) entered into a Forward Purchase Agreement on March 1, 2021 (“the Third-Party Forward Purchase Agreement” and, together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Waldencast plc Class A ordinary shares and up to 5,766,666 Waldencast plc Warrants for an aggregate commitment amount of $173,000,000 (together with the Sponsor FPA Investment, the “FPA Investments”). The FPA Investments were consummated substantially concurrently with the consummation of the Obagi and Milk Business Combinations.

As previously disclosed, on November 14, 2021, concurrently with the execution of the Transaction Agreements, the Company entered into certain subscription agreements, executed on or prior to November 14, 2021 (the “Initial Subscription Agreements”), pursuant to which certain investors (the “Initial PIPE Investors”) agreed to purchase, in the aggregate, 10,500,000 Waldencast plc Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million (the “Initial PIPE Investment”). The Transaction Agreements provided that Waldencast could enter into additional subscription agreements with investors to participate in the purchase of shares of Waldencast plc after November 15, 2021 but prior to July 27. 2022 (the “Closing Date”). On June 14, 2022, Waldencast entered into subsequent subscription agreements (the “June Subsequent Subscription Agreements”) with certain investors (collectively, the “June Subsequent PIPE Investors”) on the same terms as the Initial PIPE Investors, pursuant to which the June Subsequent PIPE Investors collectively subscribed for 800,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $8.0 million (the “June Subsequent PIPE Investment”). On July 15, 2022, Waldencast entered into subsequent subscription agreements (the “July Subsequent Subscription Agreements” and together with the Initial Subscription Agreements and the June Subsequent Subscription Agreements, the “PIPE Subscription Agreements”) with certain investors (collectively, the “July Subsequent PIPE Investors” and, together with the Initial PIPE Investors and the June Subsequent PIPE Investors, the “PIPE Investors”) on the same terms as the Initial PIPE Investors and the June Subsequent PIPE Investors. Pursuant to, and on the terms and subject to the conditions of the applicable July Subsequent Subscription Agreement, the July Subsequent PIPE Investors collectively subscribed for 500,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $5,000,000 (the “July Subsequent PIPE Investment” and together with the Initial PIPE Investment and the June Subsequent PIPE Investment, the “PIPE Investment”). The PIPE Investment was consummated substantially concurrently with the consummation of the Obagi and Milk Business Combinations.

Unless stated otherwise, this Quarterly Report contains information about Waldencast Acquisition Corp. before the Obagi and Milk Business Combinations. References to the “Company,” “our,” “us” or “we” in this Quarterly Report refer to Waldencast Acquisition Corp. before the consummation of the Obagi and Milk Business Combinations and to Waldencast plc after the Obagi and Milk Business Combinations, unless stated otherwise or the context otherwise requires.

For more information regarding the Obagi and Milk Business Combinations, see the Company’s Shell Company Report on Form 20-F, as amended, filed on August 3, 2022.

Except as otherwise expressly provided herein, the information in this Quarterly Report does not reflect the consummation of the Obagi and Milk Business Combinations, which, as discussed above, occurred subsequent to the period covered by this Quarterly Report.

WALDENCAST PLC

i

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

WALDENCAST PLC

(f/k/a WALDENCAST ACQUISITION CORP.)
CONDENSED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets:
Cash	$99,727	$1,503,768
Prepaid expenses – current	282,973	204,821
Total current assets	$382,700	$1,708,589
Prepaid expenses – non-current portion	—	33,050
Investments held in Trust Account	345,312,792	345,052,047
Total assets	$345,695,492	$346,793,686

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$1,039,314	$272,953
Due to related party	155,043	95,000
Total current liabilities	1,194,357	367,953
Warrant liabilities	12,552,000	21,153,666
Deferred legal fees	13,801,196	8,186,101
Forward purchase agreement liabilities	7,992,000	13,320,000
Working Capital Promissory Notes – related party	2,100,000	1,500,000
Deferred underwriters’ discount	12,075,000	12,075,000
Total liabilities	49,714,553	56,602,720

Commitments & Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, 34,500,000 shares at redemption value	345,312,792	345,000,000

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 34,500,000 and no shares subject to redemption) at June 30, 2022 and December 31, 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 issued and outstanding at June 30, 2022 and December 31, 2021	863	863
Additional paid-in capital	—	—
Accumulated deficit	(49,332,716)	(54,809,897)
Total Shareholders’ Deficit	(49,331,853)	(54,809,034)
Total liabilities, Class A ordinary shares subject to possible redemption and Shareholders’ Deficit	$345,695,492	$346,793,686

See accompanying notes to the unaudited condensed financial statements.

WALDENCAST PLC

(f/k/a WALDENCAST ACQUISITION CORP.)
CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Formation and operating costs	$4,397,526	$201,567	$8,401,003	$319,082
Loss from operations	(4,397,526)	(201,567)	(8,401,003)	(319,082)

Other income (expense):
Interest income on operating account	126	311	565	442
Interest income on marketable securities held in Trust Account	257,125	13,082	260,745	14,376
Offering expenses related to warrant issuance	—	—	—	(719,201)
Change in fair value of forward purchase agreement liabilities	2,664,000	(666,000)	5,328,000	(666,000)
Change in fair value of warrant liabilities	4,243,333	(697,334)	8,601,666	(1,046,000)
Total other income (expense), net	7,164,584	(1,349,941)	14,190,976	(2,416,383)

Net income (loss)	$2,767,058	$(1,551,508)	$5,789,973	$(2,735,465)

Weighted average shares outstanding, Class A ordinary shares subject to possible redemption	34,500,000	34,500,000	34,500,000	19,933,333
Basic and diluted net income (loss) per share, Class A ordinary shares subject to possible redemption	$0.06	$(0.04)	$0.13	$(0.10)
Weighted average shares outstanding, Non-redeemable Class B ordinary shares	8,625,000	8,625,000	8,625,000	7,643,056
Basic and diluted net income (loss) per share, Non-redeemable Class B ordinary shares	$0.06	$(0.04)	$0.13	$(0.10)

See accompanying notes to the unaudited condensed financial statements.

WALDENCAST PLC

(f/k/a WALDENCAST ACQUISITION CORP.)
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021

(UNAUDITED)

	Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31, 2021	8,625,000	$863	$—	$(54,809,897)	$(54,809,034)
Net income	—	—	—	3,022,915	3,022,915
Balance as of March 31, 2022	8,625,000	$863	$—	$(51,786,982)	$(51,786,119)
Accretion for Class A Common Stock to redemption value	—	—	—	(312,792)	(312,792)
Net loss	—	—	—	2,767,058	2,767,058
Balance as of June 30, 2022	8,625,000	$863	$—	$(49,332,716)	$(49,331,853)

	Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31, 2020	—	$—	$—	$(10,951)	$(10,951)
Issuance of Founder Shares	8,625,000	863	24,137	—	25,000
Sale of 5,933,333 Private Placement Warrants on March 18, 2021	—	—	8,900,000	—	8,900,000
Initial value of private warrant liabilities	—	—	(6,230,000)	—	(6,230,000)
Initial value of FPA liabilities	—	—	(11,655,000)	—	(11,655,000)
Accretion of Class A ordinary shares subject to possible redemption	—	—	8,960,863	(40,371,261)	(31,410,398)
Net loss	—	—	—	(1,183,957)	(1,183,957)
Balance as of March 31, 2021	8,625,000	$863	$—	$(41,566,169)	$(41,565,306)
Net loss	—	—	—	(1,551,508)	(1,551,508)
Balance as of June 30, 2021	8,625,000	$863	$—	$(43,117,677)	$(43,116,814)

See accompanying notes to the unaudited condensed financial statements.

WALDENCAST PLC

(f/k/a WALDENCAST ACQUISITION CORP.)
CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Cash Flows from Operating Activities:
Net income (loss)	$5,789,973	$(2,735,465)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on Trust Account	(260,745)	(14,376)
Increase in deferred legal costs	5,615,095	—
Change in fair value of warrant liabilities	(8,601,666)	1,046,000
Change in fair value of forward purchase agreement liabilities	(5,328,000)	666,000
Offering costs allocated to warrants	—	719,201
Changes in current assets and current liabilities:
Prepaid assets	(45,102)	(438,615)
Accounts payable and accrued expenses	766,361	70,746
Due to related party	60,043	35,000
Net cash used in operating activities	(2,004,041)	(651,509)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	—	(345,000,000)
Net cash used in investing activities	—	(345,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Founder Shares	—	25,000
Proceeds from Initial Public Offering, net of underwriters’ discount	—	338,100,000
Proceeds from issuance of Private Placement Warrants	—	8,900,000
Proceeds from Working Capital Promissory Note – related party	600,000	—
Payments of offering costs	—	(521,631)
Net cash provided by financing activities	600,000	346,503,369

Net Change in Cash	(1,404,041)	851,860
Cash – Beginning	1,503,768	—
Cash – Ending	$99,727	$851,860

Supplemental Disclosure of Non-cash Financing Activities:
Initial value of Class A ordinary shares subject to possible redemption	$—	$298,882,970
Initial value of warrant liabilities	$—	$18,190,000
Initial value of forward purchase agreement liabilities	$—	$11,655,000
Change in value of Class A ordinary shares subject to possible redemption	$312,792	$(1,999,790)
Deferred underwriters’ discount payable charged to additional paid-in capital	$—	$12,075,000

See accompanying notes to the unaudited condensed financial statements.

WALDENCAST PLC

(f/k/a WALDENCAST ACQUISITION CORP.)
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Waldencast plc, formerly known as Waldencast Acquisition Corp. (the “Company”), was incorporated as a Cayman Islands exempted company on December 8, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). As further discussed below, the Company completed the Obagi and Milk Business Combinations (as defined below) on July 27, 2022.

Obagi and Milk Business Combinations

On July 27, 2022, subsequent to the fiscal quarter ended June 30, 2022, the fiscal quarter to which the accompanying financial statements relate, the Company consummated its initial business combination (the “Obagi and Milk Business Combinations”) with (i) Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”) and Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of the Company (“Merger Sub”), pursuant to an Agreement and Plan of Merger dated November 15, 2021 (the “Obagi Merger Agreement”), by and among the Company, Obagi and Merger Sub; and (ii), Milk Makeup LLC, a Delaware limited liability company (“Milk”), Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco Purchaser, the “Purchasers”), certain members of Milk (the “Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Milk Members (the “Equityholder Representative”), pursuant to an Equity Purchase Agreement dated November 15, 2021 (the “Milk Equity Purchase Agreement” and together with the Obagi Merger Agreement, the “Transaction Agreements”) by and among the Company, Holdco Purchaser, Waldencast LP, Milk, the Milk Members and the Equityholder Representative.

Upon the consummation of the Obagi and Milk Business Combinations: (i) Merger Sub merged with and into Obagi (the “Merger”) and the separate corporate existence of Merger Sub ceased, with Obagi surviving as an indirect subsidiary of the Company; (ii) as a result of the Merger, among other things, each outstanding share in the capital of Obagi of par value US $0.50 each per share (the “Obagi Common Stock”) as of immediately prior to the effective time of the Merger (the “Obagi Merger Effective Time”) (other than in respect of Excluded Shares (as defined in the Obagi Merger Agreement)) were cancelled and converted into the right to receive (a) an amount in cash equal to the quotient obtained by dividing (1) the Obagi Cash Consideration (as defined in the Obagi Merger Agreement) by (2) the number of Aggregate Fully Diluted Company Common Shares (as defined in the Obagi Merger Agreement), and (b) a number of Waldencast plc Class A ordinary shares (defined below) equal to the quotient obtained by dividing (1) the Obagi Stock Consideration (as defined in the Obagi Merger Agreement) by (2) the number of Aggregate Fully Diluted Company Common Shares; (iii) the Purchasers acquired from the Milk Members and the Milk Members sold to the Purchasers all of the issued and outstanding membership units of Milk in exchange for the Milk Cash Consideration (as defined in the Milk Equity Purchase Agreement), and the Milk Equity Consideration (as defined in the Milk Equity Purchase Agreement), which consist of partnership units of Waldencast LP exchangeable for Waldencast plc Class A ordinary shares (as defined below), and the Class B ordinary shares, par value $0.0001 per share, of the Company (following the Domestication) (the “Waldencast plc Non-Economic ordinary shares”); and (iv) as a result of the Milk Transaction, among other things, (a) Holdco Purchaser purchased from the Milk Members a percentage of the outstanding membership units in exchange for (1) the Milk Cash Consideration and (3) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (b) Waldencast LP purchased from the Milk Members the remainder of the outstanding membership units in exchange for the Milk Equity Consideration.

Immediately following consummation of the Obagi and Milk Business Combinations, (i) Holdco Purchaser contributed its equity interest in (a) Milk to Waldencast LP in exchange for limited partnership units in Waldencast LP and (b) Obagi Holdco 2 Limited, a limited company incorporated under the laws of Jersey (“Holdco 2”) and an indirect subsidiary of Waldencast plc, in exchange for limited partnership units in Waldencast LP. The combined company is organized in an “Up-C” structure, in which the equity interests of Obagi and Milk are held by Waldencast LP. The Company in turn holds its interests in Obagi and Milk through Waldencast LP and Holdco Purchaser.

Prior to the consummation of the Obagi and Milk Business Combinations, following the approval of the Company’s shareholders, and in accordance with the Cayman Act, the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”) and the Company’s amended and restated memorandum and articles of association, the Company effected a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey (the “Domestication”). Upon the effective time of the Domestication, the Company was renamed “Waldencast plc.”

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company, was converted automatically, on a one-for-one basis, into an ordinary share, par value $0.0001 per share, of the Company (following its Domestication) (the “Waldencast plc Class A ordinary shares”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company, was converted automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (iii) each then issued and outstanding warrant of the Company was converted automatically into a warrant to acquire one Waldencast plc Class A ordinary share (“Waldencast plc Warrant”), pursuant to the Warrant Agreement, dated March 15, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of the Company was cancelled and the holders thereof were entitled to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc Warrant.

As previously disclosed, in connection with the Company’s initial public offering (the “Initial Public Offering”); (i) on February 22, 2021, the Company, Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”) and Dynamo Master Fund (a member of the Sponsor) entered into a Forward Purchase Agreement (the “Sponsor Forward Purchase Agreement”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (a member of the Sponsor) (collectively, “Burwell”) on December 20, 2021, under which the Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor Forward Purchase Agreement, pursuant to which, Burwell and Dynamo Master Fund committed to subscribe for and purchase 16,000,000 Waldencast plc Class A ordinary shares and 5,333,333 Waldencast plc Warrants for an aggregate commitment amount of $160, 000,000 million (the “Sponsor FPA Investment”); and (ii) the Company and Beauty Ventures LLC (“Beauty Ventures” and, together with Dynamo Master Fund and Burwell, the “Forward Purchasers”) entered into a Forward Purchase Agreement on March 1, 2021 (“the Third-Party Forward Purchase Agreement” and, together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Waldencast plc Class A ordinary shares and up to 5,766,666 Waldencast plc Warrants for an aggregate commitment amount of $173,000,000 (together with the Sponsor FPA Investment, the “FPA Investments”). The FPA Investments were consummated substantially concurrently with the consummation of the Obagi and Milk Business Combinations.

As previously disclosed, on November 14, 2021, concurrently with the execution of the Transaction Agreements, the Company entered into certain subscription agreements, executed on or prior to November 14, 2021 (the “Initial Subscription Agreements”), pursuant to which certain investors (the “Initial PIPE Investors”) agreed to purchase, in the aggregate, 10,500,000 Waldencast plc Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million (the “Initial PIPE Investment”). The Transaction Agreements provided that Waldencast could enter into additional subscription agreements with investors to participate in the purchase of shares of Waldencast plc after November 15, 2021 but prior to July 27, 2022 (the “Closing Date”). On June 14, 2022, Waldencast entered into subsequent subscription agreements (the “June Subsequent Subscription Agreements”) with certain investors (collectively, the “June Subsequent PIPE Investors”) on the same terms as the Initial PIPE Investors, pursuant to which the June Subsequent PIPE Investors collectively subscribed for 800,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $8.0 million (the “June Subsequent PIPE Investment”). On July 15, 2022, Waldencast entered into subsequent subscription agreements (the “July Subsequent Subscription Agreements” and together with the Initial Subscription Agreements and the June Subsequent Subscription Agreements, the “PIPE Subscription Agreements”) with certain investors (collectively, the “July Subsequent PIPE Investors” and, together with the Initial PIPE Investors and the June Subsequent PIPE Investors, the “PIPE Investors”) on the same terms as the Initial PIPE Investors and the June Subsequent PIPE Investors. Pursuant to, and on the terms and subject to the conditions of the applicable July Subsequent Subscription Agreement, the July Subsequent PIPE Investors collectively subscribed for 500,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $5,000,000 (the “July Subsequent PIPE Investment” and together with the Initial PIPE Investment and the June Subsequent PIPE Investment, the “PIPE Investment”). The PIPE Investment was consummated substantially concurrently with the consummation of the Obagi and Milk Business Combinations.

Business Prior to the Obagi and Milk Business Combinations

All activity for the period from December 8, 2020 (inception) through June 30, 2021 relates to the Company’s formation and the Initial Public Offering, which is described below, and, subsequent to the Initial Public Offering, the search for a target company for a Business Combination, and the negotiation and execution of the Obagi and Milk Business Combinations. The Company has selected December 31 as its fiscal year end. The Company did not generate any operating revenues until after the completion of its initial Business Combination. Following the consummation of the Initial Public Offering, the Company generated non-operating income in the form of interest income on cash and cash equivalents from the net proceeds derived from the Initial Public Offering and the sale of the Private Placement Warrants (defined below).

Financing

On March 18, 2021, the Company consummated the Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $345,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company completed the private sale of 5,933,333 warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, which is discussed in Note 4.

Transaction costs amounted to $20,169,599, consisting of $6,900,000 of underwriting fee, $12,075,000 of deferred underwriting fee and $1,194,599 of other offering costs. Of the total transaction costs, $719,201 was reclassified as non-operating expense in the unaudited condensed statements of operations with the rest of the offering costs charged to shareholders’ deficit. The transaction costs were allocated based on a relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A ordinary shares.

Trust Account

Following the closing of the Initial Public Offering on March 18, 2021, an amount of $345,000,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”), which is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of: (1) the completion of the Company’s initial Business Combination; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete its initial Business Combination within 24 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity; and (3) the redemption of the Company’s Public Shares if the Company has not completed its initial Business Combination within 24 months from the closing of the Initial Public Offering, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management had broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds were intended to be generally applied toward consummating a Business Combination.

The Company’s Business Combination was required to be with one or more target businesses that together had a fair market value equal to at least 80% of the balance in the Trust Account (net of taxes payable) at the time of the signing of an agreement to enter into a Business Combination. However, the Company would only complete a Business Combination if the post-Business Combination company owned or acquired 50% or more of the outstanding voting securities of the target or otherwise acquired a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There was no assurance that the Company would be able to successfully effect a Business Combination.

The Company was required to provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company would seek shareholder approval of a proposed initial Business Combination or conduct a tender offer was made by the Company, solely in its discretion. The shareholders were entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The Class A ordinary shares subject to redemption were recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” The Company would only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a Business Combination and, if the Company sought shareholder approval, a majority of the issued and outstanding shares voted were voted in favor of the Business Combination.

The Company had 24 months from the closing of the Initial Public Offering (with the ability to extend with shareholder approval) to consummate a Business Combination (the “Combination Period”). However, if the Company was unable to complete a Business Combination within the Combination Period, the Company would redeem 100% of the outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company, divided by the number of then outstanding Public Shares, subject to applicable law and as further described in the registration statement, and then would seek to dissolve and liquidate.

The Company’s Sponsor, officers and directors agreed to (i) waive their redemption rights with respect to their Founder Shares, private placement shares and Public Shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company failed to complete the initial Business Combination within the Combination Period.

The Company’s Sponsor agreed that it would be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduced the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability would not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver was enforceable) nor would it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor had the Company independently verified whether its Sponsor had sufficient funds to satisfy its indemnity obligations and believed that the Company’s Sponsor’s only assets were securities of the Company. Therefore, the Company could not assure that its Sponsor would be able to satisfy those obligations.

On February 22, 2021, the Sponsor and Dynamo Master Fund (a member of the Sponsor) entered into a forward purchase agreement (the “Sponsor Forward Purchase Agreement”), with the Company that provided for the purchase of up to an aggregate of 13,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $130,000,000, or $10.00 per unit, in a private placement to close substantially concurrently with the closing of the Company’s initial Business Combination (the “Forward Purchase Securities”). The Sponsor Forward Purchase Agreement provided that the applicable forward purchase investors may, in their sole discretion, increase the amount of capital committed under the Sponsor Forward Purchase Agreement up to an amount not to exceed $160,000,000. On October 20, 2021, the Company received an allocation notice from the Sponsor and Dynamo Master Fund committing to purchase an aggregate of 16,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $160,000,000, or $10.00 per unit. On December 20, 2021, the Sponsor and Burwell Mountain Trust (a member of the Sponsor) entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”). The Assignment and Assumption Agreement provides for the assignment by the Sponsor and assumption by Burwell Mountain Trust of all of the Sponsor’s rights and benefits as purchaser under the Sponsor Forward Purchase Agreement, including the right to purchase the Forward Purchase Securities subscribed for by the Sponsor.

On March 1, 2021, the Company and Beauty Ventures LLC (“Beauty Ventures”) entered into a forward purchase agreement (the “Beauty Forward Purchase Agreement,” and together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements” or “FPA”), that provided for the purchase of an aggregate of up to 17,300,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of up to $173,000,000 (subject to the below), or $10.00 per unit, in a private placement to close substantially concurrently with the closing of the initial Business Combination. To the extent that the amounts available from the Trust Account and other financing (including the Sponsor Forward Purchase Agreement) were sufficient for the cash requirements in connection with our initial Business Combination, the Sponsor could, in its sole discretion, as the managing member of Beauty Ventures, reduce its purchase obligation, up to the full amount, under the Beauty Forward Purchase Agreement.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash in an operating bank account, outside of the Trust Account, with $99,727 available for working capital needs. As of June 30, 2022, the Company had a working capital deficit of $811,657. All remaining funds held in the Trust Account are generally unavailable for the Company’s use, prior to an initial Business Combination, and are restricted for use either in a Business Combination, to redeem Class A ordinary shares or with respect to the interest earned, to be withdrawn for the payment of taxes. As of June 30, 2022, none of the amount in the Trust Account was withdrawn as described above.

On October 28, 2021, the Company drew down the entire balance of the Working Capital Promissory Note (as defined below) initially available, and the Sponsor deposited $1,500,000 in the Company’s operating bank account. In addition, the Company issued working capital promissory notes to the Sponsor on (i) May 20, 2022, for up to $600,000 (“May Working Capital Note”) and (ii) July 15, 2022, for up to $450,000 (“July Working Capital Note” and, together with May Working Capital Note, the “Non-Convertible Working Capital Notes”), in each case, for working capital purposes. As of July 27, 2022, the Company had a total aggregate principal amount of $1,050,000 in outstanding borrowings under the Non-Convertible Working Capital Notes. In connection with the closing of Business Combination, the aggregate outstanding balance under the Non-Convertible Working Capital Notes of $1,050,000 was repaid to the Sponsor. Borrowings under the Non-Convertible Working Capital Notes are no longer available.

As of July 27, 2022, substantial doubt about Company’s ability to continue as going concern was alleviated due to closing of business combination.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic and the Russia-Ukraine war and has concluded that while it is reasonably possible that the virus and the war could have a negative effect on the Company’s financial position and/or results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Additionally, in February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows. The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future interim periods. The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Annual Report”) filed by the Company with the Securities and Exchange Commission (“SEC”) on March 31, 2022.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $99,727 and $1,503,768 in its operating bank account, outside of the Trust Account as of June 30, 2022 and December 31, 2021, respectively. The Company did not have any cash equivalents as of June 30, 2022 and December 31, 2021.

Investment Held in Trust Account

At June 30, 2022 and December 31, 2021, the Trust Account had $345,312,792 and $345,052,047 of marketable securities, respectively. The Company accounts for its marketable securities, which are carried at fair value with changes in fair value included in the unaudited condensed statements of operations. As of June 30, 2022, the Company has not withdrawn any of the interest income from the Trust Account to pay its tax obligations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At June 30, 2022 and December 31, 2021, the Company has not experienced losses on this account.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as a part of shareholders’ deficit. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, all shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.

All of the Class A ordinary shares sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association (except that in no event may we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions pursuant to our amended and restated memorandum and articles of association). In accordance with the SEC and its staff guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

As of June 30, 2022 and December 31, 2021, the Class A ordinary shares reflected on the condensed balance sheets are reconciled in the following table:

Gross proceeds	$345,000,000
Less:
Proceeds allocated to public warrants	(11,960,000)
Issuance costs related to Class A ordinary shares	(19,450,398)
Plus:
Accretion of carrying value to redemption value	31,410,398
Contingently redeemable Class A ordinary shares, December 31, 2021	$345,000,000
Plus:
Accretion of carrying value to redemption value	312,792
Contingently redeemable Class A ordinary shares, June 30, 2022	$345,312,792

Net Income (Loss) per Ordinary Share

The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class A feature to redeem at fair value means that there is effectively only one class of stock. Changes in fair value are not considered a dividend for the purposes of the numerator in the earnings per share calculation. Net income (loss) per ordinary share is computed by dividing the pro rata net income (loss) between the Class A ordinary shares and the Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income (loss) per ordinary share does not consider the effect of the warrants and rights issued in connection with the Initial Public Offering since the exercise of the warrants and rights are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants and Forward Purchase Agreements warrants are exercisable for 61,833,333 shares of Class A ordinary shares in the aggregate. Accretion of the carrying value of Class A ordinary shares to redemption value is excluded from net income (loss) per ordinary share because the redemption value approximates fair value.

Reconciliation of Net Income (Loss) per Ordinary Share

The Company’s net income (loss) is adjusted for the portion of net income (loss) that is allocable to each class of ordinary shares. The allocable net income (loss) is calculated by multiplying net income (loss) by the ratio of weighted average number of shares outstanding attributable to Class A ordinary shares and Class B ordinary shares to the total weighted average number of shares outstanding for the period. Accretion of the carrying value of Class A ordinary shares to redemption value is excluded from net income (loss) per ordinary share because the redemption value approximates fair value.

Accordingly, basic and diluted income (loss) per ordinary share is calculated as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Ordinary shares subject to possible redemption
Numerator:
Net income (loss) allocable to Class A ordinary shares subject to possible redemption	$2,213,646	$(1,241,206)	$4,631,978	$(1,977,305)
Denominator:
Weighted Average Redeemable Class A ordinary shares, Basic and Diluted	34,500,000	34,500,000	34,500,000	19,933,333
Basic and Diluted net income (loss) per share, Redeemable Class A ordinary shares	$0.06	$(0.04)	$0.13	$(0.10)

Non-Redeemable Ordinary shares
Numerator:
Net income (loss) allocable to Class B ordinary shares not subject to redemption	$553,412	$(310,302)	$1,157,995	$(758,160)
Denominator:
Weighted Average Non-Redeemable Ordinary shares, Basic and Diluted	8,625,000	8,625,000	8,625,000	7,643,056
Basic and diluted net income (loss) per share, ordinary shares	$0.06	$(0.04)	$0.13	$(0.10)

Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A—“Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering and that were charged to shareholders’ deficit upon the completion of the Initial Public Offering. Accordingly, as of the date of the IPO, offering costs totaling $20,169,599 have been charged to temporary equity (consisting of $6,900,000 of underwriting fee, $12,075,000 of deferred underwriting fee and $1,194,599 of other offering costs). Of the total transaction costs, $719,201 was reclassified as a non-operating expense in the unaudited condensed statements of operations with the rest of the offering costs charged to temporary equity. The transaction costs were allocated based on a relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A ordinary shares.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Derivative Warrant Liabilities

The Company evaluates its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The Company has determined its public warrants, private warrants and forward purchase agreements are derivative instruments.

The Company accounts for its 17,433,333 ordinary share warrants issued in connection with its Initial Public Offering (11,500,000) and Private Placement Warrants (5,933,333) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed statements of operations. The fair value of warrants issued by the Company in connection with its Initial Public Offering and Private Placement Warrants has been estimated using Monte-Carlo simulations at each measurement date.

FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applied this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to the fair value of the warrants and contingent forward purchase units and then the Class A ordinary shares.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2022 and December 31, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Therefore, there was no tax provision for the three and six months ended June 30, 2022 and June 30, 2022

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standard Update No. 2020-06, “Debt-Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging-Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that there are any other recently issued, but not yet effective, accounting standards which if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A ordinary shares, par value $0.0001 per share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A ordinary shares at a price of $11.50 per share.

Note 4 — Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate price of $8,900,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6). If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The initial fair value of the Private Placement Warrants was recorded as a liability of $6,230,000 with the excess of cash received over initial fair value of the warrants of $2,670,000 recorded as additional paid-in capital.

Note 5 — Related Party Transactions

Founder Shares

On January 12, 2021, the Company issued 7,187,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000. In February 2021, the Sponsor transferred 20,000 Class B ordinary shares to each of Sarah Brown, Juliette Hickman, Lindsay Pattison and Zachary Werner (the “Investor Directors”), resulting in the Sponsor holding 7,107,500 Class B ordinary shares. On March 15, 2021, the Company effected a dividend of 0.2 per share of Class B ordinary shares for each share of Class B ordinary shares resulting in 8,625,000 shares of Class B ordinary shares being issued and outstanding, of which 8,545,000 are held by the Sponsor.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Class B ordinary shares or Class A ordinary shares received upon conversion thereof until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On January 12, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Sponsor Promissory Note”). The Sponsor Promissory Note was non-interest bearing, unsecured and due upon the earlier of June 30, 2021 and the closing of the Initial Public Offering. The Company had no borrowings under the Sponsor Promissory Note at the closing of the Initial Public Offering. Borrowings under the Sponsor Promissory Note are no longer available.

Due to Related Party

As of June 30, 2022 and December 31, 2021, the balance of $155,043 and $95,000 represents the amount accrued for the administrative support services provided (defined below) by the Sponsor, respectively.

Administrative Support Agreement

Commencing on the date of the Initial Public Offering, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space and administrative support services. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and six months ended June 30, 2022 and 2021, the Company incurred $30,000 and $60,000 in such fees. As of June 30, 2022 and December 31, 2021, the Company had an outstanding unpaid balance amounting to $155,043 and $95,000, respectively.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside of the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used for such repayment. On August 18, 2021, the Company issued the Working Capital Promissory Note to the Sponsor for an aggregate amount of up to $1,500,000, up to $1,500,000 of such note may be convertible into warrants, at a price of $1.50 per warrant, at the option of the lender (the “Working Capital Promissory Note”). The Working Capital Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) the date by which we have to complete a Business Combination and (ii) the effective date of a Business Combination. On October 28, 2021, the Company drew down the entire available balance of the Working Capital Promissory Note and the Sponsor deposited $1,500,000 in the Company’s operating bank account. As of June 30, 2022 and December 31, 2021, the Company had an aggregate principal amount of $1,500,000 in outstanding borrowings under the Working Capital Loans, consisting solely of the Working Capital Promissory Note.

On May 20, 2022, the Company entered into a Promissory Note (the “Working Capital Loan”) with its Sponsor. Pursuant to the Working Capital Loan, the Sponsor has agreed to loan to the Company up to $600,000 to be used for working capital purposes. The loans will not bear any interest, and will be repayable by the Company to the Sponsor upon the earlier of (i) the date by which the Company has to complete a Business Combination pursuant to its Amended and Restated Memorandum and Articles of Association (as may be amended from time to time) and (ii) the effective date of a Business Combination (such earlier date of (i) and (ii), the “Maturity Date”).

The conversion feature included in the Working Capital Promissory Note is considered an embedded derivate and is remeasured at the end of each reporting period. The value of the conversion features was considered de minimis both as of June 30, 2022 and December 31, 2021.

Forward Purchase Agreement

The Company entered into two separate forward purchase agreements as follows. The Sponsor and Dynamo Master Fund (a member of the Sponsor) entered into the Sponsor Forward Purchase Agreement, dated as of February 22, 2021, with the Company that will provide for the purchase of up to an aggregate of 13,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $130,000,000, or $10.00 per unit, in a private placement to close substantially concurrently with the closing of our initial Business Combination. The Sponsor Forward Purchase Agreement provides that the applicable forward purchase investors may, in their sole discretion, increase the amount of capital committed under the Sponsor Forward Purchase Agreement up to an amount not to exceed $160,000,000. Beauty Ventures entered into the Beauty Forward Purchase Agreement, dated as of March 1, 2021, with the Company that provides for the purchase of an aggregate of up to 17,300,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of up to $173,000,000 (subject to the below), or $10.00 per unit, in a private placement to close substantially concurrently with the closing of the initial Business Combination. To the extent that the amounts available from the Trust Account and other financing (including the Sponsor Forward Purchase Agreement) are sufficient for the cash requirements in connection with our initial Business Combination, the Sponsor may, in its sole discretion, as the managing member of Beauty Ventures, reduce its purchase obligation, up to the full amount, under the Beauty Forward Purchase Agreement. Members of the Sponsor or their affiliates will receive a performance fee allocation when the return on the securities underlying the Beauty Forward Purchase Agreement exceeds certain benchmark returns. The obligations under the Forward Purchase Agreements will not depend on whether any Class A ordinary shares are redeemed by our public shareholders. The forward purchase shares and the forward purchase warrants included in the units being sold in the Initial Public Offering, respectively, will be identical to the Public Shares and public warrants included in the units sold in the Initial Public Offering, respectively, except that the holders thereof will have certain registration rights, as described herein. On October 20, 2021, the Company received (i) an allocation notice from the Sponsor and Dynamo Master Fund committing to purchase 16,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $160,000,000, or $10.00 per unit and (ii) an allocation notice from Beauty Ventures committing to purchase 17,300,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $173,000,000, or $10.00 per unit. On December 20, 2021, the Sponsor and Burwell Mountain Trust (a member of the Sponsor) entered into an Assignment and Assumption Agreement. The Assignment and Assumption Agreement provides for the assignment by the Sponsor and assumption by Burwell Mountain Trust of all of the Sponsor’s rights and benefits as purchaser under the Sponsor Forward Purchase Agreement, including the right to purchase the Forward Purchase Securities subscribed for by the Sponsor.

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bore the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

On March 18, 2021, pursuant to the consummation of the Initial Public Offering, the Company paid a fixed underwriting discount of $0.20 per Unit, or $6,900,000 in the aggregate. Additionally, a deferred underwriting discount of $0.35 per Unit, or $12,075,000 in the aggregate, will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial Business Combination, subject to the terms of the underwriting agreement.

Note 7 — Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2022 and December 31, 2021, 34,500,000 shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets. The value of these redeemable shares was calculated as the gross proceeds from the sale of Waldencast’s public units reduced by the proceeds allocable to the Public Warrants, issuance costs related to Waldencast’s public units and the accretion of the carrying value to the redemption value. Upon the consummation of the Initial Public Offering, the Company recorded $31,410,398 in accretion.

Note 8 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. At June 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. At June 30, 2022 and December 31, 2021, there were no shares issued and outstanding (excluding 34,500,000 shares subject to possible redemption).

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 shares of Class B ordinary shares at par value of $0.0001 each. At June 30, 2022 and December 31, 2021, there were 8,625,000 Class B ordinary shares issued or outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the completion of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Founder Shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.

Note 9 — Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Company’s Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A ordinary shares;

●	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

●	if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as Public Warrants.

Note 10 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Description
Assets:
Marketable Securities held in Trust Account	$345,312,792	$345,312,792	$—	$—
Liabilities:
Forward purchase agreement liabilities	(7,992,000)	—	—	(7,992,000)
Warrant liabilities	$(12,552,000)	$(8,280,000)	$—	$(4,272,000)

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Description
Assets:
Marketable Securities held in Trust Account	$345,052,047	$345,052,047	$—	$—
Liabilities:
Forward purchase agreement liabilities	(13,320,000)	—	—	(13,320,000)
Warrant liabilities	$(21,153,666)	$(13,915,000)	$—	$(7,238,666)

The Company utilizes a Monte Carlo simulation model to value its private warrants at each reporting period, with changes in fair value recognized in the unaudited condensed statements of operations. The estimated fair value of the warrant liabilities is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

In connection with the consummation of the Business Combination, the Company waived those certain provisions as contemplated by the Letter Agreement, dated as of March 15, 2021, by and among the Company, its officers and directors, the Sponsor, and certain members of the Sponsor (as amended, the “Letter Agreement”), and certain other agreements related thereto (collectively, the “Waiver”), with respect to any securities held by an Insider (as defined in the Letter Agreement) as of the closing the Business Combination (the “Lock-Up Securities”) that would disallow a pledge by such Insider of the Lock-up Securities in a transaction for the purpose of financing such Insider’s payment obligations owed in connection with the closing of the Obagi and Milk Business Combinations ..

On July 25, 2022, the Company entered into that certain Waiver and Agreement by and between the Company and Burwell (the “Waiver and Agreement”) to permit a pledge by Burwell of its Lock-Up Securities to be used as a portion of the collateral under a loan to finance Burwell’s payment obligations under the Sponsor Forward Purchase Agreement in connection with the closing of the Obagi and Milk Business Combinations. Pursuant to the terms of the Waiver and Agreement, in the event of a foreclosure, any such lenders or a collateral agents will be required to execute a joinder to the Letter Agreement pursuant to which they will be bound by the transfer restrictions of the Lock-Up Securities (including the foreclosure of or other exercise of remedies under any such loan documentation) in the Letter Agreement for the duration of such agreement.  The Company also agreed to provide any such lender or collateral agent with customary registration rights in the event of default, foreclosure or other exercise of remedies following the respective Lock-Up Periods (as defined in the Letter Agreement).

As described in Note 1, the Company completed the Obagi and Milk Business Combinations on July 27, 2022.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

For the six months ended June 30, 2022 and 2021, there were no transfers between Levels 1, 2 or 3.

The following table provides quantitative information regarding Level 3 fair value measurements for private warrants and forward purchase agreements:

	At June 30, 2022	At December 31, 2021
Starting share price	$10.00	$10.00
Strike price	$11.50	$11.50
Term (in years)	5.08	5.50
Volatility	8.50%	19.0%
Risk-free rate	3.01%	1.31%
Dividend yield	0.0%	0.0%

The following table presents the changes in the fair value of warrant liabilities:

	Public	Private Placement	Warrant Liabilities
Fair value as of December 31, 2020	$—	$—	$—
Initial measurement on March 18, 2021	11,960,000	6,230,000	18,190,000
Change in fair value of warrant liabilities	1,955,000	1,008,666	2,963,666
Fair value as of December 31, 2021	$13,915,000	$7,238,666	$21,153,666
Change in fair value	(2,875,000)	(1,483,333)	(4,358,333)
Fair value as of March 31, 2022	$11,040,000	$5,755,333	$16,795,333
Change in fair value	(2,760,000)	(1,483,333)	(4,243,333)
Fair value as of June 30, 2022	$8,280,000	$4,272,000	$12,552,000

Prior to their transfer to Level 1 inputs, the estimated fair value of warrant liabilities is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The Company has initially classified the FPA as a liability. This financial instrument is subject to re-measurement at each balance sheet date. With each such re-measurement, the FPA asset or liability will be adjusted to fair value, with the change in fair value recognized in the Company’s condensed statements of operations. As such, the Company recorded a $11,655,000 of derivative liabilities related to the FPA as of March 18, 2021. At December 31, 2021, the re-measurement of the derivative associated with the FPA resulted in the following change in the derivative liabilities – forward purchase agreement.

FPA Liabilities

Derivative liability – forward purchase agreement at March 18, 2021	$11,655,000
Change in fair value of derivative liability – forward purchase agreement	1,665,000
Derivative liability – forward purchase agreement at December 31, 2021	$13,320,000
Change in fair value of derivative liability – forward purchase agreement	(2,664,000)
Derivative liability – forward purchase agreement at March 31, 2022	$10,656,000
Change in fair value of derivative liability – forward purchase agreement	(2,664,000)
Derivative liability – forward purchase agreement at June 30, 2022	$7,992,000

The following table presents information about the assumptions used to value the Company’s FPA liabilities classified as Level 3 in the fair value hierarchy that are measured at fair value on a recurring basis.

	At June 30, 2022	At December 31, 2021

Starting share price	$10.00	$10.00
Strike price	$11.50	$11.50
Term (in years)	5.08	5.50
Volatility	8.50%	19.0%
Risk-free rate	3.01%	1.31%
Dividend yield	0.0%	0.0%

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

On July 15, 2022, the Company entered into a Promissory Note with its Sponsor pursuant to which the Sponsor has agreed to loan the Company up to $450,000 to be used for working capital purposes. The loan will not bear any interest and will be repayable upon the earlier of the date by which the Company has to complete a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses pursuant to its Amended and Restated Memorandum and Articles of Association or the effective date of a Business Combination.

In connection with the consummation of the Business Combination, the Company waived those certain provisions as contemplated by the Letter Agreement, dated as of March 15, 2021, by and among the Company, its officers and directors, the Sponsor, and certain members of the Sponsor (as amended, the “Letter Agreement”), and certain other agreements related thereto (collectively, the “Waiver”), with respect to any securities held by an Insider (as defined in the Letter Agreement) as of the closing the Business Combination (the “Lock-Up Securities”) that would disallow a pledge by such Insider of the Lock-up Securities in a transaction for the purpose of financing such Insider’s payment obligations owed in connection with the closing of the Obagi and Milk Business Combinations ..

On July 25, 2022, the Company entered into that certain Waiver and Agreement by and between the Company and Burwell (the “Waiver and Agreement”) to permit a pledge by Burwell of its Lock-Up Securities to be used as a portion of the collateral under a loan to finance Burwell’s payment obligations under the Sponsor Forward Purchase Agreement in connection with the closing of the Obagi and Milk Business Combinations. Pursuant to the terms of the Waiver and Agreement, in the event of a foreclosure, any such lenders or a collateral agents will be required to execute a joinder to the Letter Agreement pursuant to which they will be bound by the transfer restrictions of the Lock-Up Securities (including the foreclosure of or other exercise of remedies under any such loan documentation) in the Letter Agreement for the duration of such agreement.  The Company also agreed to provide any such lender or collateral agent with customary registration rights in the event of default, foreclosure or other exercise of remedies following the respective Lock-Up Periods (as defined in the Letter Agreement).

As described in Note 1, the Company completed the Obagi and Milk Business Combinations on July 27, 2022.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements and the notes thereto contained elsewhere herein. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

The following discussion includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this discussion including, without limitation, statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in the Risk Factor section of our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022 and in our other filings with the SEC. Our filings with the SEC can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

We were a blank check company incorporated in the Cayman Islands on December 8, 2020 formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination. We effectuated a Business Combination using cash derived from the proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, our shares, debt or a combination of cash, shares and debt.

We completed our initial public offering Initial Public Offering on March 18, 2021 and completed the Obagi and Milk Business Combinations on July 27, 2022 as described below.

Recent Developments

On July 27, 2022, subsequent to the fiscal quarter ended June 30, 2022, the fiscal quarter to which the accompanying financial statements relate, the Company consummated the Obagi and Milk Business Combinations with (i) Obagi and Merger Sub pursuant to the Obagi Merger Agreement, by and among the Company, Obagi and Merger Sub; and (ii), Milk, Holdco Purchaser, Waldencast LP, the Milk Members, and the Equityholder Representative, pursuant to the Milk Equity Purchase Agreement by and among the Company, Holdco Purchaser, Waldencast LP, Milk, the Milk Members and the Equityholder Representative.

Upon the consummation of the Obagi and Milk Business Combinations: (i) Merger Sub merged with and into Obagi and the separate corporate existence of Merger Sub ceased, with Obagi surviving as an indirect subsidiary of the Company; (ii) as a result of the Merger, among other things, each outstanding Obagi Common Stock as of immediately prior to the Obagi Merger Effective Time (other than in respect of Excluded Shares (as defined in the Obagi Merger Agreement)) were cancelled and converted into the right to receive (a) an amount in cash equal to the quotient obtained by dividing (1) the Obagi Cash Consideration (as defined in the Obagi Merger Agreement) by (2) the number of Aggregate Fully Diluted Company Common Shares (as defined in the Obagi Merger Agreement), and (b) a number of Waldencast plc Class A ordinary shares equal to the quotient obtained by dividing (1) the Obagi Stock Consideration (as defined in the Obagi Merger Agreement) by (2) the number of Aggregate Fully Diluted Company Common Shares; (iii) the Purchasers acquired from the Milk Members and the Milk Members sold to the Purchasers all of the issued and outstanding membership units of Milk in exchange for the Milk Cash Consideration (as defined in the Milk Equity Purchase Agreement), and the Milk Equity Consideration (as defined in the Milk Equity Purchase Agreement), which consist of partnership units of Waldencast LP exchangeable for Waldencast plc Class A ordinary shares, and the Waldencast plc Non-Economic ordinary shares; and (iv) as a result of the Milk Transaction, among other things, (a) Holdco Purchaser purchased from the Milk Members a percentage of the outstanding membership units in exchange for (1) the Milk Cash Consideration and (3) a number of Waldencast plc Non-Economic ordinary shares equal to the Milk Equity Consideration and (b) Waldencast LP purchased from the Milk Members the remainder of the outstanding membership units in exchange for the Milk Equity Consideration.

Immediately following consummation of the Obagi and Milk Business Combinations, (i) Holdco Purchaser contributed its equity interest in (a) Milk to Waldencast LP in exchange for limited partnership units in Waldencast LP and (b) Holdco 2 in exchange for limited partnership units in Waldencast LP. The combined company is organized in an “Up-C” structure, in which the equity interests of Obagi and Milk are held by Waldencast LP. The Company in turn holds its interests in Obagi and Milk through Waldencast LP and Holdco Purchaser.

Prior to the consummation of the Obagi and Milk Business Combinations, following the approval of the Company’s shareholders, and in accordance with the Cayman Act, the Jersey Companies Law and the Company’s amended and restated memorandum and articles of association, the Company effected a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey. Upon the effective time of the Domestication, the Company was renamed “Waldencast plc.”

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company, was converted automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company, was converted automatically, on a one-for-one basis, into a Waldencast plc Class A ordinary share, (iii) each then issued and outstanding warrant of the Company was converted automatically into a Waldencast plc Warrant, pursuant to the Warrant Agreement, dated March 15, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of the Company was cancelled and the holders thereof were entitled to one Waldencast plc Class A ordinary share and one-third of one Waldencast plc Warrant.

As previously disclosed, in connection with the Company’s Initial Public Offering; (i) on February 22, 2021, the Company, the Sponsor and Dynamo Master Fund (a member of the Sponsor) entered into the Sponsor Forward Purchase Agreement, which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell on December 20, 2021, under which the Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor Forward Purchase Agreement, pursuant to which, Burwell and Dynamo Master Fund committed to subscribe for and purchase 16,000,000 Waldencast plc Class A ordinary shares and 5,333,333 Waldencast plc Warrants for an aggregate commitment amount of the Sponsor FPA Investment; and (ii) the Company and Beauty Ventures LLC (“Beauty Ventures” and, together with Dynamo Master Fund and Burwell, the “Forward Purchasers”) entered into a Forward Purchase Agreement on March 1, 2021 (“the Third-Party Forward Purchase Agreement” and, together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Waldencast plc Class A ordinary shares and up to 5,766,666 Waldencast plc Warrants for an aggregate commitment amount of $173,000,000 (together with the Sponsor FPA Investment, the “FPA Investments”). The FPA Investments were consummated substantially concurrently with the consummation of the Obagi and Milk Business Combinations.

As previously disclosed, on November 14, 2021, concurrently with the execution of the Transaction Agreements, the Company entered into the Initial Subscription Agreements, executed on or prior to November 14, 2021, pursuant to which the Initial PIPE Investorsagreed to purchase, in the aggregate, the Initial PIPE Investment, consisting of 10,500,000 Waldencast plc Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million. The Transaction Agreements provided that Waldencast could enter into additional subscription agreements with investors to participate in the purchase of shares of Waldencast plc after November 15, 2021 but prior to the Closing Date. On June 14, 2022, Waldencast entered into the June Subsequent Subscription Agreements with the June Subsequent PIPE Investors on the same terms as the Initial PIPE Investors, pursuant to which the June Subsequent PIPE Investors collectively subscribed for the June Subsequent PIPE Investment, consisting of 800,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $8.0 million. On July 15, 2022, Waldencast entered into the July Subsequent Subscription Agreements the July Subsequent PIPE Investors on the same terms as the Initial PIPE Investors and the June Subsequent PIPE Investors. Pursuant to, and on the terms and subject to the conditions of the applicable July Subsequent Subscription Agreement, the July Subsequent PIPE Investors collectively subscribed for 500,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $5,000,000 (the “July Subsequent PIPE Investment” and together with the Initial PIPE Investment and the June Subsequent PIPE Investment, the “PIPE Investment”).

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities through June 30, 2022 were organizational activities and those necessary to prepare for the Initial Public Offering, the search for a prospective initial Business Combination, and the negotiation and execution of the proposed Obagi and Milk Business Combinations. We did not generate any operating revenues until after the completion of the Obagi and Milk Business Combinations. Following the consummation of the Initial Public Offering, the Company generated non-operating income in the form of interest income on cash and cash equivalents from the net proceeds derived from the Initial Public Offering and the sale of the Private Placement Warrants. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance).

For the three months ended June 30, 2022, we had a net income of $2,767,058, which consisted of a non-cash change in fair value of warrant derivative liabilities and Forward Purchase Agreement (as defined below) liabilities of $4,243,333 and $2,664,000, respectively, and interest income from operating bank account of $126, and interest income on marketable securities held in the Trust Account of $257,125, offset by operating costs of $4,397,526.

For the six months ended June 30, 2022, we had a net income of $5,789,973, which consisted of a non-cash change in fair value of warrant derivative liabilities and Forward Purchase Agreement (as defined below) liabilities of $8,601,666 and $5,328,000, respectively, and interest income from operating bank account of 565, and interest income on marketable securities held in the Trust Account of $260,745, offset by operating costs of $8,401,003.

For the three months ended June 30, 2021, we had a net loss of $1,551,508, which included a loss from operations of $201,567, a loss from the change in fair value of warrant liabilities and Forward Purchase Agreement liabilities of $697,334 and 666,000, respectively, offset by interest income from operating bank account of $311 and interest income on marketable securities held in the Trust Account of $13,082.

For the six months ended June 30, 2021, we had a net loss of $2,735,465, which included a loss from operations of $319,082, offering cost expense allocated to warrants of $719,201, a loss from the change in fair value of warrant liabilities and Forward Purchase Agreement liabilities of $1,046,000 and $666,000, respectively, offset by interest income from operating bank account of $442 and interest income on marketable securities held in the Trust Account of $14,376.

Liquidity and Capital Resources

On March 18, 2021, we consummated the Initial Public Offering of 34,500,000 Units at $10.00 per Unit, generating gross proceeds of $345,000,000, which is discussed in Note 3 to the unaudited condensed financial statements. Simultaneously with the closing of our Initial Public Offering, we consummated the sale of 5,933,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, which is discussed in Note 4 to the unaudited condensed financial statements.

Following the Initial Public Offering and the sale of the Private Placement Warrants, a total of $345,000,000 was placed in the Trust Account. We incurred $20,169,599 in transaction costs, including $6,900,000 of underwriting fees, $12,075,000 of deferred underwriting fees and $1,194,599 of other costs.

As of June 30, 2022, cash used in operating activities was $2,004,041. Net income of $5,265,534 was affected by non-cash changes in the deferred legal fees of $6,139,534, offset by the fair value of warrant derivative liabilities, and Forward Purchase Agreement liabilities of $8,601,666 and $5,328,000, respectively, and interest earned on marketable securities held in the Trust Account of $260,745. Changes in current assets and liabilities provided $781,302 of cash for operating activities.

As of June 30, 2022, we had marketable securities held in the Trust Account of $345,312,792. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete our Business Combination. We may withdraw interest from the Trust Account to pay taxes, if any. Through June 30, 2022, we did not withdraw any interest earned on the Trust Account to pay our taxes. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a Business Combination (including the proposed Obagi and Milk Business Combinations), the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2022, we had cash in an operating bank account, outside of the Trust Account, with $99,727 available for working capital needs. As of June 30, 2022, the Company had a working capital deficit of $811,657. All remaining funds held in the Trust Account were generally unavailable for the Company’s use, prior to an initial Business Combination, and were restricted for use either in a Business Combination, to redeem Class A ordinary shares or with respect to the interest earned, to be withdrawn for the payment of taxes. As of June 30, 2022, none of the amount in the Trust Account was withdrawn as described above.

On October 28, 2021, we drew down the entire balance of the Working Capital Promissory Note initially available, and the Sponsor deposited $1,500,000 in the Company’s operating bank account. In addition, the Company issued working capital promissory notes to the Sponsor on (i) May 20, 2022, for up to $600,000 (“May Working Capital Note”) and (ii) July 15, 2022, for up to $450,000 (“July Working Capital Note” and, together with May Working Capital Note, the “Non-Convertible Working Capital Notes”), in each case, for working capital purposes. As of July 27, 2022, the Company had a total aggregate principal amount of $1,050,000 in outstanding borrowings under the Non-Convertible Working Capital Notes. In connection with the closing of Business Combination, the aggregate outstanding balance under the Non-Convertible Working Capital Notes of $1,050,000 was repaid to the Sponsor. Borrowings under the Non-Convertible Working Capital Notes are no longer available.

As of July 27, 2022, substantial doubt about the Company’s ability to continue as going concern was alleviated due to closing of the Obagi and Milk Business Combinations.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2022 and December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space administrative and support services provided to us. We began incurring these fees on March 15, 2021 and will continue to incur these fees monthly until the earlier of the completion of a Business Combination or the liquidation.

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $12,075,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement. We ceased paying these quarterly fees and periodic cost reimbursements following the consummation of the Obagi and Milk Business Combinations.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our unaudited condensed financial statements, which have been prepared in accordance with GAAP. The preparation of our unaudited condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our unaudited condensed financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following as our critical accounting policies:

Class A Ordinary Shares Subject to Possible Redemption

We account for our ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as a component of shareholders’ deficit. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. As of June 30, 2022 and December 31, 2021, 34,500,000 shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our balance sheets.

Warrant Liabilities and Forward Purchase Agreements

We account for the warrants issued in connection with our Initial Public Offering in accordance with ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity” (“ASC 815”), under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. The warrants meet the definition of a derivative as contemplated in ASC 815, and therefore the warrants are measured at fair value at inception and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the unaudited condensed statements of operations in the period of change.

We account for the Forward Purchase Agreements in accordance with ASC 815-40 as a derivative liability. These liabilities are subject to re-measurement at each balance sheet date, with changes in fair value recognized in the unaudited condensed statements of operations.

Conversion Feature of Working Capital Promissory Note

On August 18, 2021, we issued the Working Capital Promissory Note to the Sponsor. The Working Capital Promissory Note was issued in order to finance certain transaction costs in connection with the Business Combination. At the lender’s discretion, it may elect to convert up to $1,500,000 of the unpaid principal balance of the Working Capital Promissory Note into warrants, at a price of $1.50 per warrant, with each whole warrant exercisable for one of our Class A ordinary shares upon the consummation of an initial Business Combination. This embedded conversion feature is subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed statements of operations. The value of the conversion features was considered de minimis both as of June 30, 2022, and December 31, 2021.

Net Income (Loss) Per Ordinary Shares

Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of ordinary shares outstanding during the period.

Our unaudited condensed statements of operations include a presentation of net income (loss) per share for ordinary shares subject to possible redemption and apply the two-class method in calculating net loss per share. Basic and diluted net income (loss) per ordinary share for Class A redeemable ordinary shares is calculated by dividing the allocable interest income earned on the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Class A ordinary shares subject to possible redemption outstanding since original issuance. Basic and diluted net income (loss) per share for Class A and Class B non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income (loss) attributable to Class A redeemable ordinary shares, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Class B non-redeemable ordinary shares include the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standard Update No. 2020-06, “Debt-Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging-Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

We do not believe that any other recently issued, but not yet effective, accounting pronouncements, which, if currently adopted, would have a material impact on our unaudited condensed financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our unaudited condensed financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company”, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

Item 3. Quantitative and Qualitative Disclosure About Market Risk.

Not required for smaller reporting companies.

Item 4. Controls And Procedures.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer (who serves as our Principal Executive Officer and Principal Financial and Accounting Officer), to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2022. Based upon this evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective due to the material weakness which resulted in errors related to the Company’s accounting for complex financial instruments, such as the accounting classification of our Public Warrants and Private Placement Warrants, as well as of a portion of Class A ordinary shares subject to possible redemption previously included in shareholders’ deficit.

In light of this material weakness, we performed additional analysis as deemed necessary to ensure that our unaudited condensed financial statements were prepared in accordance with GAAP. We continue to enhance our processes and procedures to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our unaudited condensed financial statements. Our plans for enhancement include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Except for the material weakness described above, there was no change in our internal control over financial reporting that occurred during the quarter ended June 30, 2022, other than the circumstances described above that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

The Company has received three letters from three putative shareholders of the Company alleging that the Registration Statement on Form F-4 filed on February 4, 2022 with the Securities and Exchange Commission contains disclosure deficiencies and demanding that the Company’s board of directors cause the dissemination of additional disclosures in an amendment to the Registration Statement with respect to certain enumerated items.1

ITEM 1A. RISK FACTORS

As a result of the consummation of the Obagi and Milk Business Combinations on July 27, 2022, the risk factors previously described in our Annual Report on Form 10-K filed with the SEC on March 31, 2022 no longer apply. For risk factors relating to the Company’s business following the Obagi and Milk Business Combinations, please refer to the section entitled “Risk Factors” in our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022. Any of those factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations. We may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Unregistered Sales

On January 12, 2021, the Company issued 7,187,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000. In February 2021, the Sponsor transferred 20,000 Waldencast Class B ordinary shares to each of the Investor Directors, resulting in the Sponsor holding 7,107,500 Waldencast Class B ordinary shares. On March 15, 2021, the Company effected a dividend of 0.2 of a share of Class B ordinary shares for each share of Class B ordinary shares, resulting in 8,625,000 shares of Class B ordinary shares being issued and outstanding, of which 8,545,000 are held by the Sponsor. The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Class B ordinary shares or Class A ordinary shares received upon conversion thereof until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Simultaneously with the closing of the Initial Public Offering, our Sponsor purchased an aggregate of 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate price of $8,900,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment.

These issuance were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

1 Note to Draft: Skadden Litigation to confirm.

Use of Proceeds

On March 18, 2021, the Company consummated its Initial Public Offering of 34,500,000 Units at $10.00 per Unit, generating gross proceeds to the Company of $345,000,000. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as joint book-running managers for the offering. The securities sold in the Initial Public Offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-253370 and 333-254317). The SEC declared the registration statements effective on March 16, 2021.

Simultaneously with the closing of the Initial Public Offering, our Sponsor purchased an aggregate of 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate price of $8,900,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment.

In connection with the Initial Public Offering, we incurred offering costs of approximately $20,169,599 (including deferred underwriting commissions of approximately $12,075,000 million). Other incurred offering costs consisted principally of preparation fees related to the Initial Public Offering. After deducting the underwriting discounts and commissions (excluding the deferred portion, which amount will be payable upon consummation of the initial Business Combination, if consummated) and the Initial Public Offering expenses, $345 million of the net proceeds from our Initial Public Offering and certain of the proceeds from the private placement of the Private Placement Warrants (or $10.00 per Unit sold in the Initial Public Offering) was placed in the Trust Account. The net proceeds of the Initial Public Offering and certain proceeds from the sale of the Private Placement Warrants are held in the Trust Account and invested as described elsewhere in this Quarterly Report.

We used substantially all of the funds held in the Trust Account to complete the Obagi and Milk Business Combinations. Funds held in the Trust Account were also used to fund the redemption of our Class A ordinary shares.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 5. OTHER INFORMATION

None.